Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toyota Motor Corporation

Subject Company: Kanto Auto Works, Ltd.

Toyota Motor Corporation SEC File No. 333-175524

[Reference Translation]

October 26, 2011

To Whom It May Concern:

Listed Company name: Kanto Auto Works, Ltd.

Name and Title of Representative: Tetsuo Hattori,

President

(Code Number: 7223)

Name and Title of Contact Person: Mitsuo Okubo,

General Manager, Accounting Division

(Telephone Number: 055-996-2000)

Notice Concerning Amendments to the Financial Forecast for the First Half of

the Fiscal Year Ending March 31, 2012 and the Recognition of Deferred Tax Assets

Based on our recent business results, we, Kanto Auto Works, Ltd. (the “Company”), hereby amend, as set forth below, our financial forecast announced on August 1st, 2011. In addition, the Company hereby announces the recognition of certain deferred tax assets.

— Amendments to the Financial Forecast

Amendments to the financial forecast for the first half of the fiscal year ending March 31, 2012 on a consolidated basis (April 1, 2011 through September 30, 2011)

	Net revenues (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Prior forecast (A)	225,000	2,000	2,000	-4,500	-64.88
Amended forecast (B)	227,000	2,500	2,000	-1,200	-17.30
Amount of change (B-A)	2,000	500	0	3,300
Rate of change (%)	0.9	25.0	0	—
(Reference) Actual financial result from the first half of the previous fiscal year (the first half of the fiscal year ending March 31, 2011)	263,501	1,234	1,654	1,705	24.59

Amendments to the financial forecast for the first half of the fiscal year ending March 31, 2012 on an unconsolidated basis (April 1, 2011 through September 30, 2011)

	Net revenues (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Prior forecast (A)	210,000	1,000	1,000	-4,500	-64.88
Amended forecast (B)	211,000	1,800	2,100	-600	-8.65
Amount of change (B-A)	1,000	800	1,100	3,900
Rate of change (%)	0.5	80.0	110.0	—
(Reference) Actual financial results from the first half of the previous fiscal year (the first half of the fiscal year ending March 31, 2011)	250,415	838	1,647	1,767	25.48

Reasons for the Amendments

The net revenue and operating income of the consolidated forecast and the net revenue, operating income, and ordinary income of the unconsolidated forecast are expected to exceed the previously announced forecasts for the first half of the fiscal year ending March 31, 2012 (April 1 to September 30, 2011). This amendment to the financial forecasts is due to the implementation of the company-wide earnings-improvement activities. In addition, the net income, both on a consolidated and unconsolidated basis, is expected to exceed the previously announced forecasts due to the recognition of certain deferred income taxes associated with the recognition of the deferred tax assets.

With respect to the forecast for the full term of fiscal year ending March 31, 2012, the Company is currently conducting further research, including but not limited to, research of market trends, and, as such, the Company leaves its announced forecast unchanged at this time.

Recognition of Deferred Tax Assets

The Company is planning to become a wholly owned subsidiary of Toyota Motor Corporation (“Toyota”), the parent company of the Company, on January 1, 2012 pursuant to a share exchange between Toyota and the Company. The Company plans to apply a consolidated taxation system if it becomes a wholly owned subsidiary with Toyota as the consolidated parent company. Upon examining the consolidated taxation system, the Company determined that tax deferred assets in the amount of approximately 3,100 million yen would be available, which the Company plans to recognize.

Note: The forecasts stated above are based upon information currently in the Company’s possession and certain assumptions that the Company judges reasonable. Actual results may differ substantially from the forecasts due to a variety of factors.

Filings with the U.S. Securities and Exchange Commission

A registration statement on Form F-4 (“Form F-4”) has been filed by Toyota with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between Toyota and the Company and has been declared effective. The Form F-4 contains a prospectus and other materials. Such prospectus has been mailed to U.S. shareholders of the Company in advance of the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus contain important information about the Company and Toyota, the relevant share exchange and related matters. U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents, that have been filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the proposed share exchange is available, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information: Kanto Auto Works, Ltd., 1501 Misyuku, Susono, Shizuoka, 410-1198, Japan, attention of Mr. Akira Kawana, Legal Affairs & Property Control Department, General Administration Division, Telephone: 055-996-2000, or Toyota Motor Corporation, 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention of Mr. Yuji Maki, Accounting Division, Telephone: 0565-28-2121.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements that reflect the Company’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) macroeconomic condition and general industry conditions in the automotive markets; (ii) regulatory and litigation matters and risks including recalls; (iii) reliance on major customers; (iv) natural disasters, fuel shortages or interruptions in social infrastructure; (v) significant changes in actuarial assumptions in pension benefit obligations; and (vi) inability to obtain regulatory approvals, if any, or to fulfill any other condition to the closing of the transaction. Investors are advised to consult any further disclosures by Toyota and the Company (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.

End